E*TRADE FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
(In thousands, except per share amounts)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2006	**2005**	**2006**	**2005**
Revenue:				
Operating interest income	$ 731,429	$ 424,114	$ 1,986,096	$ 1,148,384
Operating interest expense	(376,293)	(207,101)	(961,569)	(535,532)
Net operating interest income	355,136	217,013	1,024,527	612,852
Provision for loan losses	(12,547)	(12,909)	(33,014)	(37,946)
Net operating interest income after provision for loan losses	342,589	204,104	991,513	574,906
Commission	133,606	114,278	476,771	323,111
Service charges and fees	33,910	32,893	99,540	100,639
Principal transactions	22,697	23,793	84,979	75,547
Gain on sales of loans and securities, net	16,003	21,850	38,738	84,121
Other revenue	32,961	22,918	99,932	66,596
Total non-interest income	239,177	215,732	799,960	650,014
Total net revenue	581,766	419,836	1,791,473	1,224,920
Expense excluding interest:				
Compensation and benefits	110,705	103,084	352,334	280,472
Clearing and servicing	62,500	46,930	189,926	132,720
Advertising and market development	23,914	21,188	89,115	74,252
Communications	25,576	18,210	84,818	54,650
Professional services	20,741	16,703	71,715	53,168
Depreciation and amortization	18,565	18,443	56,181	53,310
Occupancy and equipment	22,150	16,249	63,082	50,673
Amortization of other intangibles	12,087	4,382	35,391	13,751
Facility restructuring and other exit activities	16,684	(469)	19,315	495
Other	45,675	23,129	101,888	65,917
Total expense excluding interest	358,597	267,849	1,063,765	779,408
Income before other income (expense), income taxes, minority interest, discontinued operations and cumulative effect of accounting change	223,169	151,987	727,708	445,512
Other income (expense):				
Corporate interest income	1,942	3,409	6,091	7,796
Corporate interest expense	(37,964)	(13,783)	(114,586)	(36,975)
Gain on sales and impairment of investments	26,991	22,028	59,897	68,172
Loss on early extinguishment of debt	-	-	(703)	-
Equity in income of investments and venture funds	2,519	3,103	1,701	7,142
Total other income (expense)	(6,512)	14,757	(47,600)	46,135
Income before income taxes, minority interest, discontinued operations and cumulative effect of accounting change	216,657	166,744	680,108	491,647
Income tax expense	66,429	57,606	230,204	170,862
Minority interest in subsidiaries	-	-	-	58
Net income from continuing operations	150,228	109,138	449,904	320,727

E*TRADE FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME-(Continued)
(In thousands, except per share amounts)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2006	2005	2006	2005
Discontinued operations, net of tax:				
Loss from discontinued operations	-	(3,464)	(721)	(18,901)
Gain (loss) on disposal of discontinued operations	3,021	171	3,021	(2,420)
Gain (loss) from discontinued operations, net of tax	3,021	(3,293)	2,300	(21,321)
Cumulative effect of accounting change, net of tax	-	1,646	-	1,646
Net income	$ 153,249	$ 107,491	$ 452,204	$ 301,052
Basic earnings per share from continuing operations	$ 0.35	$ 0.30	$ 1.07	$ 0.88
Basic earnings (loss) per share from discontinued operations	0.01	(0.01)	0.01	(0.06)
Basic earnings per share from cumulative effect of accounting change	-	0.00	-	0.00
Basic net earnings per share	$ 0.36	$ 0.29	$ 1.08	$ 0.82
Diluted earnings per share from continuing operations	$ 0.34	$ 0.29	$ 1.03	$ 0.85
Diluted earnings (loss) per share from discontinued operations	0.01	(0.01)	0.00	(0.06)
Diluted earnings per share from cumulative effect of accounting change	-	0.00	-	0.00
Diluted net earnings per share	$ 0.35	$ 0.28	$ 1.03	$ 0.79
Shares used in computation of per share data:				
Basic	423,736	367,342	420,148	366,215
Diluted	438,883	382,031	436,959	379,768

See accompanying notes to consolidated financial statements

E*TRADE FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(In thousands, except share amounts)

(Unaudited)

	September 30, 2006	December 31, 2005
ASSETS		
Cash and equivalents	$ 1,199,638	$ 844,188
Cash and investments required to be segregated under Federal or other regulations	271,851	610,174
Trading securities	151,835	146,657
Available-for-sale mortgage-backed and investment securities (includes securities pledged to creditors with the right to sell or repledge of $11,819,049 at September 30, 2006 and $11,792,684 at December 31, 2005)	15,332,963	12,763,438
Loans held-for-sale	208,633	87,371
Brokerage receivables, net	7,230,960	7,174,175
Loans receivable, net (net of allowance for loan losses of $69,908 at September 30, 2006 and $63,286 at December 31, 2005)	23,215,444	19,424,895
Property and equipment, net	299,261	299,256
Goodwill	2,063,598	2,003,456
Other intangibles, net	498,743	532,108
Other assets	1,050,245	681,968
Total assets	$ 51,523,171	$ 44,567,686
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Deposits	$ 22,319,364	$ 15,948,015
Securities sold under agreements to repurchase	10,990,532	11,101,542
Brokerage payables	7,399,279	7,342,208
Other borrowings	4,206,922	4,206,996
Senior notes	1,400,505	1,401,947
Mandatory convertible notes	439,330	435,589
Convertible subordinated notes	-	185,165
Accounts payable, accrued and other liabilities	736,982	546,664
Total liabilities	47,492,914	41,168,126
Shareholders' equity:		
Common stock, $0.01 par value, shares authorized: 600,000,000; shares issued and outstanding: 427,007,278 at September 30, 2006 and 416,582,164 at December 31, 2005	4,270	4,166
Additional paid-in-capital ("APIC")	3,203,450	2,990,676
Retained earnings	1,032,634	580,430
Accumulated other comprehensive loss	(210,097)	(175,712)
Total shareholders' equity	4,030,257	3,399,560
Total liabilities and shareholders' equity	$ 51,523,171	$ 44,567,686

E*TRADE FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(In thousands)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2006	2005	2006	2005
Net income	$ 153,249	$ 107,491	$ 452,204	$ 301,052
Other comprehensive loss				
Available-for-sale securities:				
Unrealized gains (losses), net	156,018	(19,961)	(25,873)	23,044
Less impact of realized gains (transferred out of accumulated other comprehensive income) and included in net income, net	(38,291)	(14,066)	(65,814)	(61,552)
Net change from available-for-sale securities	117,727	(34,027)	(91,687)	(38,508)
Cash flow hedging instruments:				
Unrealized gains (losses), net	(107,665)	83,027	43,078	(15,384)
Amortization of losses into operating interest expense related to de-designated cash flow hedges deferred in accumulated other comprehensive income, net	827	8,622	5,907	34,271
Net change from cash flow hedging instruments	(106,838)	91,649	48,985	18,887
Foreign currency translation gains (losses)	2,740	(2,631)	8,317	(17,119)
Other comprehensive income (loss)	13,629	54,991	(34,385)	(36,740)
Comprehensive income	$ 166,878	$ 162,482	$ 417,819	$ 264,312

E*TRADE FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(In thousands)
(Unaudited)

| | Shares Exchangeable into Common Stock | | Common Stock | | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Loss | Total Shareholders' Equity |
	Shares	Amount	Shares	Amount				
Balance, December 31, 2005	-	$ -	416,582	$ 4,166	$ 2,990,676	$ 580,430	$ (175,712)	$ 3,399,560
Net income	-	-	-	-	-	452,204	-	452,204
Other comprehensive loss	-	-	-	-	-	-	(34,385)	(34,385)
Exercise of stock options and warrants, including tax benefit	-	-	4,911	49	66,897	-	-	66,946
Issuance of common stock upon conversion of 6% convertible debt	-	-	7,772	78	183,333	-	-	183,411
Issuance of common stock upon acquisition	-	-	847	8	19,742	-	-	19,750
Repurchases of common stock	-	-	(3,543)	(35)	(82,739)	-	-	(82,774)
Issuance of restricted stock	-	-	620	6	(6)	-	-	-
Cancellation of restricted stock	-	-	(98)	(1)	1	-	-	-
Retirement of restricted stock to pay taxes	-	-	(84)	(1)	(2,001)	-	-	(2,002)
Amortization of deferred stock compensation to APIC under SFAS No. 123(R)	-	-	-	-	27,618	-	-	27,618
Other	-	-	-	-	(71)	-	-	(71)
Balance, September 30, 2006	-	$ -	427,007	$ 4,270	$ 3,203,450	$ 1,032,634	$ (210,097)	$ 4,030,257

| | Shares Exchangeable into Common Stock | | Common Stock | | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Loss | Total Shareholders' Equity |
	Shares	Amount	Shares	Amount				
Balance, December 31, 2004	1,303	$ 13	369,624	$ 3,696	$ 2,215,674	$ 150,018	$ (141,199)	$ 2,228,202
Net income	-	-	-	-	-	301,052	-	301,052
Other comprehensive loss	-	-	-	-	-	-	(36,740)	(36,740)
Exercise of stock options and warrants, including tax benefit	-	-	7,302	73	68,483	-	-	68,556
Issuance of common stock upon acquisition	-	-	300	3	4,038	-	-	4,041
Repurchases of common stock	-	-	(4,548)	(45)	(58,170)	-	-	(58,215)
Issuance of restricted stock	-	-	830	8	(8)	-	-	-
Cancellation of restricted stock	-	-	(517)	(5)	5	-	-	-
Retirement of restricted stock to pay taxes	-	-	(32)	-	(448)	-	-	(448)
Amortization of deferred stock compensation prior to adoption of SFAS No. 123(R), net of cancellations and retirements	-	-	-	-	1,974	-	-	1,974
Cumulative effect of accounting change	-	-	-	-	(2,777)	-	-	(2,777)
Stock-based compensation under SFAS No. 123(R)	-	-	-	-	8,608	-	-	8,608
Other	(3)	-	3	-	42	-	-	42
Balance, September 30, 2005	1,300	$ 13	372,962	$ 3,730	$ 2,237,421	$ 451,070	$ (177,939)	$ 2,514,295

See accompanying notes to consolidated financial statements

E*TRADE FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands)
(Unaudited)

	Nine Months Ended September 30,	
	2006	2005
Cash flows from operating activities:		
Net income	$ 452,204	$ 301,052
Adjustments to reconcile net income to net cash provided by operating activities:		
Cumulative effect of accounting change, net of tax	-	(1,646)
Provision for loan losses	33,014	37,946
Depreciation and amortization (including discount amortization and accretion)	215,171	265,686
Gain on sales and impairment of investments	(54,539)	(144,168)
Minority interest in subsidiaries and equity in income of investments and venture funds	(1,701)	(7,200)
Non-cash facility restructuring costs and other exit activities	11,489	3,764
Stock-based compensation	27,618	10,582
Tax benefit from tax deductions in excess of compensation expense	(23,121)	(19,126)
Other	13,352	(9,349)
Net effect of changes in assets and liabilities:		
Decrease in cash and investments required to be segregated under Federal or other regulations	352,724	527,443
Increase in brokerage receivables	(30,236)	(733,025)
Increase in brokerage payables	19,186	133,776
Proceeds from sales, repayments and maturities of loans held-for-sale	1,095,150	5,610,773
Purchases of loans held-for-sale	(1,409,547)	(3,096,313)
Proceeds from sales, repayments and maturities of trading securities	1,463,808	3,134,296
Purchases of trading securities	(1,480,586)	(5,265,037)
Other assets	(229,085)	37,672
Accounts payable, accrued and other liabilities	197,555	(118,572)
Facility restructuring liabilities	(13,568)	(7,301)
Net cash provided by operating activities	638,888	661,253
Cash flows from investing activities:		
Purchases of available-for-sale mortgage-backed and investment securities	(8,166,130)	(12,368,805)
Proceeds from sales, maturities of and principal payments on available-for-sale mortgage-backed and investment securities	5,389,695	13,520,532
Net increase in loans receivable	(3,694,479)	(6,007,625)
Purchases of property and equipment	(68,241)	(58,302)
Cash used in business acquisitions, net[1]	(15,135)	(5,737)
Net cash flow from derivatives hedging assets	(50,257)	(26,414)
Other	20,459	20,778
Net cash used in investing activities	(6,584,088)	(4,925,573)

(1) In 2006, cash used in business acquisitions was related to the BrownCo purchase price true-up based on the final acquisition balance sheet and acquisition of Retirement Advisors of America ("RAA").

E*TRADE FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS-(Continued)
(In thousands)
(Unaudited)

	Nine Months Ended September 30,	
	2006	2005
Cash flows from financing activities:		
Net increase in deposits	$ 6,367,905	$ 2,267,717
Advances from other long-term borrowings	2,449,414	17,018,000
Payments on advances from other long-term borrowings	(2,561,616)	(14,187,000)
Net decrease in securities sold under agreements to repurchase	(116,877)	(831,856)
Net increase (decrease) in other borrowed funds	66,492	(14,941)
Payments for redemption of 6% convertible notes	(1,754)	-
Proceeds from issuance of senior notes	-	447,452
Proceeds from issuance of common stock from employee stock transactions	43,825	48,299
Tax benefit from tax deductions in excess of compensation expense recognition	23,121	19,126
Repurchases of common stock	(82,774)	(58,215)
Proceeds from issuance of subordinated debentures and trust preferred securities	44,900	20,000
Net cash flow from derivatives hedging liabilities	68,014	(14,148)
Other	-	(458)
Net cash provided by financing activities	6,300,650	4,713,976
Increase in cash and equivalents	355,450	449,656
Cash and equivalents, beginning of period	844,188	939,906
Cash and equivalents, end of period	$ 1,199,638	$ 1,389,562
Supplemental disclosures:		
Cash paid for interest	$ 1,012,858	$ 547,932
Cash paid for income taxes	$ 112,778	$ 88,023
Non-cash investing and financing activities:		
Transfers from loans to other real estate owned and repossessed assets	$ 39,509	$ 36,788
Reclassification of loans held-for-sale to loans held-for-investment	$ 124,817	$ 126,887
Issuance of common stock to retire debentures	$ 183,411	$ -

See accompanying notes to consolidated financial statements

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XBRL report	etfc-20060930.xml	
XBRL taxonomy schema	etfc-20060930.xsd	
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XBRL taxonomy linkbase	etfc-20060930_lab.xml	
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